February 4, 2020

Simon Dawson
Chief Executive Officer
StemGen, Inc.
1 Performance Drive, Suite F
Angleton, TX 77515

       Re: StemGen, Inc.
           Registration Statement on Form S-1
           Filed January 8, 2020
           File No. 333-235837

Dear Mr. Dawson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2019 letter.

Form S-1 filed January 8, 2020

Cover Page

1. We note your response to prior comment one. As indicated in our prior comment, in order for your selling shareholders to sell shares of your common stock at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K.
       Accordingly, please revise your prospectus to set a fixed price at which selling shareholders will offer and sell their shares. You may disclose that the selling shareholders will sell at the disclosed fixed price per share until your shares are quoted on the OTC Bulletin Board or in the OTCQX or OTCQB marketplace of OTC Link, at which time they may sell at prevailing market prices or in privately negotiated transactions.
 Simon Dawson
FirstNameInc.
StemGen, LastNameSimon Dawson
Comapany NameStemGen, Inc.
February 4, 2020
Page 2
February 4, 2020 Page 2
FirstName LastName
Dilution, page 9

2. You state in your response to prior comment 3 that you have revised the dilution discussion to present "net tangible book value per share (before and after conversion) as of the latest balance sheet date." However, the dilution section in the prospectus continues to refer to pro forma as adjusted net tangible book value. Please revise. Capitalization
Preferred Stock, page 10

3. You indicate in your response letter that you have revised disclosure in this section and in the beneficial ownership section beginning on page 20 in response to prior comment 10.
         However, we could find no changes regarding the voting rights of Series E preferred stock and, accordingly, we reissue the comment. Please revise the prospectus to clarify the voting rights of Series E preferred stock. In this regard, we note the seemingly contradictory disclosure on page 10 that "the shares of outstanding Series E Preferred
         Stock shall have the right to vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock" and the disclosure in footnote 6 on page
         22 that the Series E preferred stock does not vote.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 13

4. We note your response to prior comment 4. Please revise this section to reflect any changes in your plan of operations resulting from the termination of your agreement with
         Mainline, which was to build, design, maintain and support the necessary platform to facilitate your D3 competitive racing program. Also, disclose whether the 2020 virtual calendar was, in fact, announced at the end of 2019.
Liquidity and Capital Resources, page 15

5. We note your response to prior comment 5. It does not appear, however, that the requested information was provided in the prospectus. Therefore, we reissue the comment. Please disclose the minimum number of months you will be able to conduct your planned operations with currently available capital resources. Notes to Consolidated Financial Statements, page F-5

6. Provide disclosure to disclose any material subsequent events and the date through which subsequent events have been evaluated. Refer to ASC 855-10-50.
General

7. We note your response to prior comment 9. As indicated in our prior comment, you appear to be the successor to Infotechnology, Inc. Refer to Exchange Act Rule 12g-3. If
         a predecessor company is not eligible to be an emerging growth company because its first
 Simon Dawson
StemGen, Inc.
February 4, 2020
Page 3
      sale of common equity securities occurred on or before December 8, 2011, then its successor is similarly not eligible to be an emerging growth company. Refer to Question
      24 of our Jumpstart Our Business Startups Act Frequently Asked Questions. We are
      aware of at least one Securities Act registration statement filed by Infotechnology Inc.
      relating to the sale of shares of its common stock--a Form N-2 filed on October 24, 1980 under the company's previous name, Biotech Capital Corp. Please confirm to us that no common equity securities were sold under that registration statement or any other effective Securities Act registration statement filed by your predecessor, Infotechnology,
      Inc. Alternatively, remove all references in the prospectus to being an emerging growth company.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameSimon Dawson
                                                           Division of
Corporation Finance
Comapany NameStemGen, Inc.
                                                           Office of Technology
February 4, 2020 Page 3
cc:       Robert Sonfield
FirstName LastName